Dodge & Cox  /  Investment Managers  /  San Francisco
Spark Plugs
33%
Cutting Tools
4%
Applied Ceramics
4%
Sensors
21%
Communications
38%
Share Price ¥1981
2008e
2007 2008e Multiple
Revenues 1,537   1,468   1.19x
Earnings 151.9 125.8 13.8x
Dividend 27 27 1.8%
(12/6/2007)
4th
Quarter 2007
Company Profile Per Share Valuation
2006 Revenues = $2.97 billion
NGK Spark Plug (5334 JP) - Bought
Largest spark plug and sensor
manufacturer in the world.
Operations include Spark Plugs (33%),
Sensors (21%), Communications (mainly
computer parts) (38%), and Other (8%).
Headquartered in Nagoya, Japan.
Founded in 1936.
Developing ceramic spark plugs for next-
generation clean diesel engines.
FY ends March 31
Shares Outstanding = 230 million
All figures in JPY ($1 = JPY 111)
Investment Thesis
Globally Competitive
NGK’s technological leadership in spark plugs and sensors has allowed it to gain number one market share in the world
Growth in Auto Segment
Increasing technological complexity due to emissions regulations and longer-life spark plugs should lead to attractive growth and pricing
Recovery in Communications Segment
Investing in computer processor packaging capacity to take advantage of anticipated cyclical recovery, which should lead to improved profit margins.
Attractive Valuation
Trading at roughly 14x currently depressed earnings levels
Risks
Longer-Life Spark Plugs
While plugs are becoming more expensive, they are also lasting longer, which will hurt replacement demand
Processors are a Competitive Market
Shinko Electric and Ibiden are also ramping up production capacity for computer processor packaging
Currency Risk
Appreciation of the Japanese Yen could lead to lower margins given the large amount of overseas sales
Based on its international competitiveness and exposure to high-growth areas, Dodge & Cox initiated a position in
NGK Spark Plug.
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